UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 1*

Diana Containerships Inc.
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

Y2069P101
(CUSIP Number)

Attn: Ioannis Zafirakis Pendelis 16, 175 64 Palaio Faliro Athens, Greece 011 30 210 947 0000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y2069P101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Simeon Palios

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[ ]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
14,905

8.	SHARED VOTING POWER
1,860,959

9.	SOLE DISPOSITIVE POWER
14,905

10.	SHARED DISPOSITIVE POWER
1,860,959

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,860,959

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	Y2069P101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Corozal Compania Naviera S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Panamanian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
154,970

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
154,970

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

154,970

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.7%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2069P101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ironwood Trading Corp.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Liberian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
309,941

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
309,941

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

309,941

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.3%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2069P101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Taracan Investments S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Panamanian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
95,238

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
95,238

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

95,238

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y2069P101

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Limon Compania Financiera S.A.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Panamanian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
1,300,000

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
1,300,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,300,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6%

14.	TYPE OF REPORTING PERSON

CO

The purpose of this Amendment No.1 to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "Commission") on June 27, 2011 is to report the increase in beneficial ownership of Symeon Palios of shares of common stock, par value $0.01 per share (the "Shares") of Diana Containerships Inc., a Marshall Islands corporation (the "Issuer"), as the result of the acquisition of 1,300,000 Shares and the issuance of 19,048 Shares in June 2011.

Item 1.	Security and Issuer.

No material change from the Schedule 13D filed with the Commission on February 14, 2011.

Item 2.	Identity and Background.

This Amendment No. 1 to the Schedule 13D is being filed on behalf of the Reporting Persons, as described in the Schedule 13D filed with the Commission on February 14, 2011.  Limon Compania Financiera S.A., a Panamanian corporation ("Limon") is controlled by Mr. Palios and is to be included in the collective reference to the "Reporting Persons."  Limon purchased 1,300,000 million Shares.

To the best of the Reporting Persons' knowledge, none of the persons listed in Item 2 have, during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Other than as described above, there are no material changes from the Schedule 13D filed with the Commission on February 14, 2011.

Item 3.	Source and Amount of Funds or Other Consideration.

In June 2011, in connection with a public offering of the Issuer's common share at a price of $7.50 per share, Taracan was issued 19,048 Shares pursuant to the Issuer's 2010 equity incentive plan and Limon purchased 1,300,000 Shares.  The source of funds used by Limon to purchase the Shares reported herein was the working capital of Limon.

Other than as described above, there are no material changes from the Schedule 13D filed with the Commission on February 14, 2011.

Item 4.	Purpose of Transaction.

Mr. Symeon Palios, the Chairman, President and Chief Executive Officer of both Diana Shipping Inc. and the Issuer, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Taracan acquired the 19,048 Shares pursuant to the Issuer's 2010 equity incentive plan and Limon purchased the 1,300,000 Shares for investment purposes.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

Item 5.	Interest in Securities of the Issuer.

(a. & b.) According to BNY Mellon Shareowner Services, the Issuer's transfer agent, there were 23,076,161 Shares issued and outstanding as of June 22, 2011.  Based on such information, the Reporting Persons report beneficial ownership of the following Shares:

The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 1,860,959 Shares, representing 8.1% of the Issuer's outstanding Shares.  Corozal owns an aggregate of 154,970 Shares of the Issuer, Ironwood owns an aggregate of 309,941 Shares of the Issuer, Taracan owns an aggregate of 95,238 Shares of the Issuer and Limon owns 1,300,000 Shares of the Issuer, representing 0.7%, 1.3%, 0.4% and 5.6% of the Issuer's issued and outstanding shares, respectively.  Palios directly owns 14,905 Shares and indirectly, through the other Reporting Persons, may be deemed to beneficially own 1,860,959 Shares as the result of his ability to control the vote and disposition of such other Reporting Persons, for an aggregate of 1,860,859 Shares of the Issuer, representing 8.1% the Issuer's issued and outstanding shares.

Corozal has sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 154,970 Shares, Ironwood has the sole power to dispose or direct the disposition of 0 Shares, and has the shared power to dispose or direct the disposition of 309,941 Shares, Taracan has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 95,238 Shares, and Limon has sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 1,300,000 Shares.  Palios has the sole power to vote or direct the vote of 14,905 Shares; and has the shared power to vote or direct the vote of 1,860,959 Shares.

(c.) On June 15, 2011, and June 22, 2011 Limon acquired 1,200,000 Shares and 100,000 Shares, respectively, for investment purposes.  Taracan owns an aggregate of 95,238 Shares, of which 19,048 were acquired within the past 60 days, that were issued pursuant to the Issuer's 2010 equity incentive plan.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best knowledge of the Reporting Persons, other than as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

An agreement relating to the filing of a joint statement as required by Rule 13d-1(k) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 27, 2011
(Date)

Corozal Compania Naviera S.A. By /s/ Simeon Palios	Ironwood Trading Corp. By /s/ Simeon Palios
Simeon Palios Principal	Simeon Palios Principal

Taracan Investments S.A. By /s/ Simeon Palios	Limon Compania Financiera S.A. By /s/ Simeon Palios
Symeon Palios Principal	Simeon Palios Principal
/s/ Simeon Palios
Simeon Palios

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated June 27, 2011, relating to the Common Stock par value $0.01 of Diana Containerships Inc. shall be filed on behalf of the undersigned.

June 27, 2011
-----------------------
(Date)

Corozal Compania Naviera S.A. By /s/ Simeon Palios	Ironwood Trading Corp. By /s/ Simeon Palios
Simeon Palios Principal	Simeon Palios Principal

Taracan Investments S.A. By /s/ Simeon Palios	Limon Compania Financiera S.A. By /s/ Simeon Palios
Simeon Palios Principal	Simeon Palios Principal
/s/ Simeon Palios
Simeon Palios